May 29, 2008

By EDGAR FILING

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20649

Attn: M. Roger Schwall

Re:	Baseline Oil & Gas Corp.; Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed April 28, 2008; File No. 0-51888

Dear Mr. Schwall:

On behalf of Baseline Oil & Gas Corp. (the “Company”), simultaneously herewith we are filing Amendment No. 1 to Schedule 14A (“Amendment No. 1”), which amends the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) in response to those comments conveyed by the Commission staff in its letter of May 23, 2008.

We understand that Amendment No. 1 has been “R” tagged in the EDGAR submission to show the changes made to the Proxy Statement initially filed on April 28, 2008.

For the Commission staff’s benefit, we provide the following responses to its May 23rd comments:

Notice of Annual Meeting of Stockholders

1.	We note that you disclose in two separate bullet points that one of the purposes of the meeting is to increase the number of authorized shares of common stock from 140,000,000 shares to 300,000,000 shares. We further note that you propose to increase the number of authorized shares of all classes of stock from 150,000,000 shares to 310,000,000 shares, but that you do not mention this proposal in this section. Please revise this section to reflect your proposal to increase the number of authorized shares of all classes of stock and eliminate any duplicative disclosure.

Securities and Exchange Commission

May 29, 2008

The Company has amended the Proxy Statement to clarify that the shareholders are only being asked to vote on increasing the number of common stock which the Company is authorized to issue; to wit: amending the charter document to provide for an increase from 140,000,000 to 300,000,000 the number of authorized shares of common stock.

The proposed amendment to the Articles of Incorporation does not affect the number of authorized shares of preferred stock the Company is currently authorized to issue under the Articles of Incorporation, which remains unchanged at 10,000,000 shares. Accordingly, the Company has removed references under Proposal Two on page 6 to avoid any confusion caused thereby.

Proposal Two, page 6

2.	It appears that Proposal Two is asking the shareholders to vote on two separate mattes: (1) to increase the total number of shares of all classes of stock which the Company will have authority to issue from 150,000,000 to 310,000,000 and (2) to increase the number of authorized shares of Common Stock from 140,000,000 to 300,000,000. Revise your proxy statement and proxy card accordingly so that these matters may be separately considered and voted upon by your shareholders.

The Company directs the Staff to its response to Comment 1 above.

Executive Compensation, page 9

3.	Please add the Total column required by Item 402(c)(1) of Regulation S-K.

The Company has revised the table on page 9, concerning compensation of the named executive officers, to add a new column reflecting the total dollar value of the compensation received during the last two fiscal years by each of the named executive officers.

Securities and Exchange Commission

May 29, 2008

Closing Comments

As appropriate, the Company has amended the Proxy Statement to update the disclosures to provide for: (i) new Record Date; (ii) stockholder proposal deadlines under Rule 14(a)-8; and (iii) removal of disclosure on page 18 concerning “Certain Matters Involving Promoters,” as the Company has been reporting under Section 13(a) of the Securities Exchange Act of 1934 for the last 12 months and, in accordance with the instructions to paragraph (g) of Item 401 of Regulation S-K, is not required to make such disclosure.

* * *

Should the Commission staff have any further questions, please do not hesitate to contact undersigned at (212) 751-3839 or Matthew Cohen, Esq. at (212) 751-3794.

Sincerely,

/s/ J. Russell Bulkeley

J. Russell Bulkeley